Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
SOUTHWALL TECHNOLOGIES INC.

Southwall Technologies Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware ("DGCL"), does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to Restated Certificate of Incorporation of the Corporation (this "Certificate of Amendment") to combine each five outstanding shares of the Corporation's Common Stock, $.001 par value per share, into one (1) share of Common Stock, $.001 par value per share, and to reduce the number of authorized shares of the Corporation's Common Stock from 50,000,000 to 10,000,000; and (ii) declaring this Certificate of Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: That this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD: That upon the effectiveness of this Certificate of Amendment, the first paragraph of Article FOURTH of the Restated Certificate of Incorporation is hereby amended and restated in its entirety such that, as amended, said paragraph shall read in its entirety as follows:

"FOURTH: The Corporation is authorized to issue two classes of shares to be designated respectively Preferred Shares ("Preferred") and Common Shares ("Common"). The Preferred shall have a par value of $.001 per share and the Common shall have a par value of $.001 per share. The total number of shares of Preferred this Corporation shall have the authority to issue is Five Million (5,000,000) and the total number of shares of Common this Corporation shall have the authority to issue is Ten Million (10,000,000). Upon the filing (the "Effective Time") of this Certificate of Amendment pursuant to the DGCL, each five (5) shares of the Corporation's common stock, $.001 par value per share, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, $0.001 par value per share (the "New Common Stock"), subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. No certificates representing fractional shares of New Common Stock will be issued in connection with the Reverse Stock Split. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of New Common Stock to round up to the next whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split.

FOURTH: This Certificate of Amendment to Restated Certificate of Incorporation shall be effective upon the riling hereof.

WITNESS WHEREOF, the undersigned has subscribed and affirmed as true under penalties of perjury the statements contained in this Certificate of Amendment to Restated Certificate of Incorporation on this 9th day of March, 2011.

SOUTHWALL TECHNOLOGIES INC.

By:	/s/ Mallorie Burak
Name:	Mallorie Burak
Title:	Secretary